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                               May 6, 2021

       Inna Braverman
       Chief Executive Officer
       EWPG Holding AB (publ)
       52 Derech Menachem Begin St.
       Tel Aviv-Yafo, Israel 6713701

                                                        Re: EWPG Holding AB
(publ)
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted April 23,
2021
                                                            CIK No. 0001846715

       Dear Ms. Braverman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 23, 2021

       Prospectus Summary
       Our Pipeline Projects and Achievements, page 3

   1. We note your disclosure that you have a limited amount of megawatts that are subject to more advanced
agreements including an Interconnection Agreement in Mexico for up to
                                                        25 megawatts. Please
reconcile this statement regarding the Interconnection Agreement with your disclosure on
page 64 stating that you "are not currently actively working on advancing this
project." In addition, your response to prior comment 2
                                                        states that
approximately 50 megawatts are covered by agreements that have progressed past the stage of a
letter of intent. Please clarify the projects included in that amount as the projects you
indicate that are subject to more advanced agreements appear to include
 Inna Braverman
EWPG Holding AB (publ)
May 6, 2021
Page 2
       150 megawatts.
Business
Project Pipeline, page 63

2. We note your response to our prior comment 2 that you have revised the disclosure on page 63 and page 64 to describe material terms of certain agreements. Please include quantitative information regarding those agreements such as the price per kilowatt/hour you expect to receive under the the Concession Agreement with the Port of Leix es and joint venture agreement with EDF Renewables IL. Please also revise your disclosure to include the cost of the initial and full stations under the Concession Agreement with the
       Port of Leix  es.
Management, page 81

3. Please revise to specifically describe the principal occupations and employment during the past five years for your officers and directors. In this regard, please revise to include the related disclosures for Ms. Braverman and Mr. Jacobson. Refer to Item 401(e) of
       Regulation S-K.
General

4. We note your response to prior comment 2 and re-issue in part. Please provide us with a more detailed legal analysis as to why you believe you are not substantially dependent on the Power Purchase Agreement with the Government of Gibraltar, the Concession
       Agreement with the Port of Leix es, the interconnection agreement with the National
       Center of Energy Control of Mexico and the joint venture agreement with EDF
       Renewables IL. Please tell us why you believe your business does not depend on these agreements to a material extent, and explain the potential impact if one of these parties were to suspend their operations or otherwise terminate their relationship with you. Additionally, please file your loan agreement with PortXL.
        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar, Staff Attorney, at
(202) 551-3844, or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameInna Braverman
                                                             Division of
Corporation Finance
Comapany NameEWPG Holding AB (publ)
                                                             Office of Energy &
Transportation
May 6, 2021 Page 2
cc:       Howard Berkenblit
FirstName LastName